

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

<u>**Via U.S. Mail and Facsimile: (949) 540-1965**</u>
Mr. Christopher R. Christensen
President and Chief Executive Officer
The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

> Re: **The Ensign Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 17, 2010**
> **File No. 001-33757**

Dear Mr. Christensen:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Compensation Discussion and Analysis, page 13

1. We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

2. We note your disclosure that the Compensation Committee exercises discretion in the allocation of the annual cash bonus amounts awarded to the individual named executive

officers. Also, we note the Compensation Committee has, at times, awarded bonuses that were less than the bonus pool resulting from the predetermined formula. Therefore, in future filings and when applicable, please identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all cash incentive bonus awards subject to the relevant performance goals or objectives. See Item 402(b)(2)(vi) of Regulation S-K.

3. We note you include disclosure on page 14 related to the objective formula established by the Compensation Committee for the 2009 annual executive cash incentive bonus pool. In future filings, if applicable, please also include the formula associated with the short-term cash bonus amounts awarded to the Presidents of the Company's portfolio companies. In addition, disclose who establishes the formula.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director